

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

<u>Via Email</u>
Ralph Castner
Chief Financial Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

> **Re: Cabela's Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2011**
> **File No. 001-32227**

Dear Mr. Castner:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      /s/ Christopher F. Chase for

                      H. Christopher Owings
                      Assistant Director

cc: Brent LaSure
       General Counsel
       (Via Email)